UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)

Attunity Ltd.

(Name of Issuer)

Ordinary Shares (par value NIS 0.40 per share)

(Title of Class of Securities)

M15332121

(CUSIP Number)

Dror Harel-Elkayam
CFO & Secretary
Attunity Ltd.
16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel
 +972- 9-899-3000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 27, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required  on the  remainder  of this  cover  page shall not be deemed to be  "filed"  for the  purpose  of Section 18 of the  Securities  Exchange  Act of 1934 (the "Act") or  otherwise subject  to the  liabilities  of that  section of the Act but shall be subject to all other  provisions  of the Act  (however,  see the Notes).

SCHEDULE 13D

CUSIP No. M15332121

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shimon Alon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,626,790 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,626,790 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,626,790 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.90% (1)
14	TYPE OF REPORTING PERSON* IN

(1) See Item 5.

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EXPLANATORY NOTE

This Amendment No. 11 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on January 9, 2004 (as amended on June 6, 2004, January 3, 2006, March 9, 2006, November 6, 2006, March 1, 2007, January 26, 2009, June 8, 2009, March 1, 2011, February 8, 2012 and May 9, 2013, the “Schedule 13D”) by Shimon Alon (the "Reporting Person") in respect of the Ordinary Shares, par value NIS 0.40 each (“Ordinary Shares”), of Attunity Ltd., an Israeli company (the “Issuer”).

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented, as follows:

The Reporting Person financed the acquisition of Ordinary Shares, including exercise of the warrants, described in Item 4 below by using his own personal funds.

Item 4.   Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented, as follows:

Purchase Plan. Between June 10, 2013 and June 27, 2013, Morgan Stanley Smith Barney, LLC (“MSSB”) purchased, on behalf of the Reporting Person, an aggregate of 45,296 Ordinary Shares pursuant to the Purchase Plan for an aggregate consideration of approximately $250,000.

Exercise of Warrants. On June 25, 2013, the Reporting Person exercised, in full, his warrants to purchase (i) up to 27,600 ordinary shares, which warrants expire on December 31, 2013 and were exercisable at an exercise price of $0.48 per ordinary share, and (ii) up to 250,297 ordinary shares, which warrants expire on December 31, 2013 and were exercisable at an exercise price of $0.48 per ordinary share. The Reporting Person paid the Issuer an aggregate of $133,391 as the total exercise price.

The purpose of the purchases of Ordinary Shares pursuant to the Purchase Plan and the exercise of said warrants was for investment purposes. Consistent with his investment purpose, the Reporting Person may, at any time and from time to time, acquire additional Ordinary Shares or dispose of any or all of its Ordinary Shares depending upon an ongoing evaluation of his investment in the Ordinary Shares, prevailing market conditions and other investment opportunities and considerations.

Except as may be provided otherwise herein, the Reporting Person does not presently have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer’s business or corporate structure, (vi) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above. However, due to changing circumstances, the Reporting Person may in the future elect otherwise and reserves his right to review or reconsider his position or change his purpose, or formulate plans or proposals, with respect to the Ordinary Shares.

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Item 5.   Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information given herein below is based on 11,044,090 Ordinary Shares outstanding as of August 1, 2013.

(a) and (b)

Mr. Alon beneficially owns, and has the sole power to vote and dispose of, a total of 1,626,790 Ordinary Shares consisting of (i) 1,245,005 Ordinary Shares; (ii) 19,703 Ordinary Shares issuable upon exercise of warrants that expire on December 30, 2014 at an exercise price of $0.48 per Ordinary Share; and (iii) 362,082 Ordinary Shares issuable upon exercise of stock options, exercisable within 60 days of August 1, 2013, at exercise prices ranging from $1.00 to $9.68 per Ordinary Share. These options expire between December 31, 2013 and December 22, 2017.

The 1,626,790 Ordinary Shares beneficially owned by Mr. Alon represent approximately 13.90% of the issued and outstanding Ordinary Shares of the Issuer.

(c)          Except for the exercise of the warrants described in Item 4 above and the purchase of Ordinary Shares pursuant to the Purchase Plan described in the table below, the Reporting Person has not effected any transactions in the Ordinary Shares in the 60 days preceding the date hereof and June 27, 2013.

The following table lists all the purchases of Ordinary Shares pursuant to the Purchase Plan. All of the shares were purchased on the open market.

Date Purchased	Amount of Shares Purchased	Price Per Share ($)	Total Cost ($)
10/06/2013	1,700	$5.6194	$9,552.98
11/06/2013	400	$5.5300	$2,212
12/06/2013	2,086	$5.4979	$11,468.62
13/06/2013	6,000	$5.3015	$31,809
14/06/2013	5,438	$5.2455	$28,525.03
17/06/2013	3,805	$5.3472	$20,346.10
19/06/2013	4,330	$5.6844	$24,613.45
20/06/2013	5,468	$5.5060	$30,106.81
21/06/2013	4,790	$5.5816	$26,735.86
24/06/2013	3,200	$5.5469	$17,750.08
25/06/2013	3,620	$5.5910	$20,239.42
26/06/2013	3,620	$5.7845	$20,939.89
27/06/2013	839	$5.7195	$4,798.66
	45,296		$249,097.90

(d), (e)    Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2013

/s/ Shimon Alon ------------------------------ Shimon Alon

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